Exhibit 7.1

Abbey National plc
Computation of Ratio of Earnings to Fixed Charges
Based on IFRS

Excluding Interest on retail deposits

	Year Ended December 31
	2007	2006	2005	2004
	£m	£m	£m	£m

Profit on continuing operations before tax	864	428	362	16
Fixed Charges:
Interest Expense(B)(1)	2,639	1,896	1,688	2,084

Earnings before taxes and fixed charges(A)	3,503	2,324	2,050	2,100

Ratio of earnings to Fixed Charges (A/B)	132.74	122.57	121.45	100.77

Including Interest on retail deposits

	Year Ended December 31
	2007	2006	2005	2004
	£m	£m	£m	£m

Profit on continuing operations before tax	864	428	362	16
Fixed Charges:
Interest Expense(B)(1)	5,544	4,414	4,250	4,174

Earnings before taxes and fixed charges(A)	6,408	4,842	4,612	4,190

Ratio of earnings to Fixed Charges (A/B)	115.58	109.70	108.52	100.38

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.